                                                Filed Pursuant to Rule 424B5
                                                Registration No. 333-9997

     Information contained herein is subject to completion or amendment. This preliminary prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED DECEMBER 2, 1996

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 2, 1996)

                                  $250,000,000

                                 BRUNSWICK LOGO

                             BRUNSWICK CORPORATION
                           % NOTES DUE DECEMBER 15, 2006
                            ------------------------
     Interest on the Notes is payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1997. The Notes are not redeemable prior to maturity. See "Description of Notes."

     The Notes will be represented by Global Notes registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary (the "Depositary"). Interests in the Global Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. See "Description of Notes." Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
         CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                        PUBLIC(1)           DISCOUNT(2)          COMPANY(3)
-------------------------------------------------------------------------------------------------
Per Note..........................           %                   %                    %
-------------------------------------------------------------------------------------------------
Total.............................           $                   $                    $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from December   , 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be $250,000.

                            ------------------------

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities at the
Depositary on or about December   , 1996.

                            ------------------------

MERRILL LYNCH & CO.
             CHASE SECURITIES INC.
                           LEHMAN BROTHERS
                                       NATIONSBANC CAPITAL MARKETS, INC.
                            ------------------------

          The date of this Prospectus Supplement is December   , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     Brunswick Corporation (the "Company") is a multinational consumer products company serving the marine and the outdoor and indoor active recreation markets. Its major brands include Zebco(R), Quantum(R) and Browning(R) fishing reels and reel/rod combinations; MotorGuide(R) trolling motors; American Camper(R) and Remington(R) camping gear; Roadmaster(R)bicycles; Flexible Flyer(R) sleds; Brunswick Recreation Centers(R) and Brunswick(R) bowling capital equipment and consumer products; Brunswick(R) billiards tables; Sea Ray(R) and Bayliner(R) pleasure boats; Boston Whaler(R) offshore fishing boats; Mercury(R), Mariner(R) and Force(R) outboard engines and MerCruiser(R)stern drives and inboard engines.

     Since mid-1995, the Company has been implementing a strategic plan intended to increase sales, continue growth in operating earnings and achieve a more even sales mix between its Recreation and Marine segments. The Company's strategy involves:

     - Building its leading brand franchises, primarily in the Marine segment, through the introduction of innovative products and the application of data-based and other marketing efforts;

     - Acquiring active recreation consumer products companies with:

      -- leading brands,
      -- good growth potential, and
       -- opportunities for synergies with existing Brunswick products through common distribution channels, common customers, and cross-marketing;

     - Divesting under-performing businesses; and

     - Improving margins through cost reductions and improved operating efficiencies.

RECREATION

     The Recreation segment consists of the Brunswick Outdoor Recreation Group ("BORG") and the Brunswick Indoor Recreation Group ("BIRG").

     BORG markets and manufactures fishing and camping equipment, bicycles, wagons and sleds. The Company believes that it holds the leading domestic market share of fishing reels, reel/rod combinations and sleeping bags and the number two domestic position in bicycle units sold. The Company acquired its camping and bicycle businesses in two separate transactions from Roadmaster Industries, Inc. in 1996. American Camper (purchased as the Nelson/Weather-Rite Division for approximately $120 million in March) markets and manufactures camping products including sleeping bags, tents, backpacks, canvas bags, foul weather gear, waders, propane lanterns and stoves, cookware and utensils. The Roadmaster bicycle business was acquired in September for approximately $198 million.

     In November 1996, the Company announced the signing of a definitive agreement to acquire Igloo Holdings, Inc. for approximately $154 million. Igloo is the domestic market leader in ice chests, beverage coolers and thermoelectric cooler/warmer products. The transaction is expected to close in early 1997.

     BIRG is the leading manufacturer of bowling products including bowling balls and capital equipment such as bowling lanes, automatic pinsetters, ball returns, computerized scoring equipment and seating and locker units. In addition, BIRG owns and operates 124 recreation centers in North America and Europe, and its joint ventures operate 32 centers in East Asia and South America. Recreation centers offer bowling and, depending on size and location, the following activities and services: billiards, video games, children's playrooms, restaurants and cocktail lounges.

MARINE

     The Marine segment consists of the Mercury Marine division and the US Marine and Sea Ray divisions. The Company believes its Marine segment has the largest dollar volume of sales of recreational marine engines and pleasure boats in the world.

     The Mercury Marine division markets and manufactures a full range of outboard engines and stern drives and inboard engines under the familiar Mercury, Mariner, Force and MerCruiser brand names. A portion of Mercury Marine's outboards and its Quicksilver(R) parts and accessories are sold directly to end-users through a dealer network. The remaining outboards and virtually all of the stern drive and inboard engines are sold to boat builders, including the Company's boat divisions.

     The boat divisions consist of US Marine and Sea Ray, makers of fiberglass pleasure and fishing boats. US Marine, well known for its Bayliner brand of luxury motor yachts, cabin cruisers, sport fishing boats, runabouts and jet powered boats, also markets and manufacturers Maxum(R) runabouts and cabin cruisers, Robalo(R) and Trophy(R) sport fishing boats and Quantum(R) fish 'n' ski boats.

     The Sea Ray division, best recognized for its luxury motor yachts, cabin cruisers, sport fishing boats, sport boats, runabouts, water skiing boats and jet powered boats marketed and manufactured under the same name, also makes Baja(R) high-performance pleasure boats and Boston Whaler(R) offshore boats.

     In May 1996, the Boston Whaler line was purchased by the Company for approximately $27 million. The Company's fresh water fishing boat operations, which comprised substantially all of the assets of the Fishing Boat division, were sold during 1996.

     The principal executive offices of the Company are located at 1 North Field Court, Lake Forest, Illinois 60045-4811 (telephone 847-735-4700).

                                USE OF PROCEEDS

     The Company will use approximately $154 million of the net proceeds from the sale of the Notes to finance the purchase of Igloo Holdings, Inc., which manufactures and sells ice chests, beverage coolers and thermoelectric products. The remainder of the proceeds, together with internally generated funds, will be used to repay at maturity the Company's $100 million principal amount of 8.125% Notes due April 1, 1997. Pending such uses, the net proceeds will be temporarily invested in short-term instruments, used for operating purposes or used to reduce short-term debt.

                                 CAPITALIZATION

     The following table (unaudited) sets forth the consolidated capitalization of the Company and its subsidiaries at September 30, 1996, and as adjusted to reflect the issuance of the Notes and the use of a portion of the proceeds, together with internally generated funds, to repay the Company's 8.125% Notes due 1997 at their maturity.

                                                                        SEPTEMBER 30, 1996
                                                                     ------------------------
                                                                      ACTUAL      AS ADJUSTED
                                                                     --------     -----------
                                                                     (IN MILLIONS)
    Short-term debt
      Commercial paper............................................   $   88.8      $    88.8
      Notes payable...............................................        3.3            3.3
      Current maturities..........................................        6.1            6.1
                                                                     --------      ---------
           Total short-term debt..................................   $   98.2      $    98.2
                                                                     ========      =========
    Long-term debt(1)
      Mortgage notes and other, 3% to 10%, payable through 2001...   $   26.8      $    26.8
      Notes, 8.125%, due 1997.....................................      100.0             --
      Debentures, 7.375%, due 2023 (net of discount of $0.8
         million).................................................      124.2          124.2
      Guaranteed ESOP debt, 8.13% payable through 2004............       64.9           64.9
      Notes offered hereby........................................         --          250.0
                                                                     --------      ---------
                                                                        315.9          465.9
      Current maturities..........................................       (6.1)          (6.1)
                                                                     --------      ---------
           Total long-term debt...................................      309.8          459.8
    Shareholders' equity..........................................    1,174.3        1,174.3
                                                                     --------      ---------
                Total long-term debt and shareholders' equity.....   $1,484.1      $ 1,634.1
                                                                     ========      =========

---------------
(1) At September 30, 1996, the Company had a $400 million revolving credit agreement (the "Agreement") with a group of banks, with the interest rate, as selected by the Company, at various rates including either the corporate base rate, as announced by The First National Bank of Chicago, or a rate tied to the Eurodollar rate. There were no borrowings outstanding under this Agreement as of September 30, 1996 or as of the date hereof.

                         SUMMARY FINANCIAL INFORMATION

     The following summary financial information of the Company is derived from the unaudited consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996 and from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which are incorporated herein by reference. The summary financial information for 1994 and 1995 include restated amounts as described in footnote (a) to the table. The summary financial information should be read in conjunction with such statements and is qualified in its entirety by reference thereto. The Company's results for the nine months ended September 30, 1996, are not necessarily indicative of the results to be expected for the entire year.

                                                              YEAR ENDED          NINE MONTHS ENDED
                                                             DECEMBER 31,           SEPTEMBER 30,
                                                         --------------------    --------------------
                                                           1994        1995        1995        1996
                                                         --------    --------    --------    --------
                                                                    (DOLLARS IN MILLIONS)
Operating Statement Data(a):
  Net sales...........................................   $2,592.0    $2,906.3    $2,240.8    $2,360.8
  Operating earnings before non-recurring charges.....      206.9       258.3       222.9       255.9
  Non-recurring charges(b)............................         --       (40.0)      (40.0)         --
  Operating earnings..................................      206.9       218.3       182.9       255.9
  Earnings from continuing operations.................      127.1       133.6       111.2       156.7
  Loss on disposition of Technical segment............         --        (7.0)       (7.0)         --
  Earnings from discontinued operations...............        1.9         0.6         0.8          --
  Net earnings........................................   $  129.0    $  127.2    $  105.0    $  156.7
Balance Sheet Data (end of period)(a):
  Cash and marketable securities......................   $  203.5    $  355.5    $  260.0    $   76.0
  Total debt..........................................      327.0       318.9       321.7       408.0
  Shareholders' equity................................      910.7     1,043.1       994.7     1,174.3
  Assets of continuing operations.....................    2,031.0     2,310.6     2,222.2     2,600.4
Ratio of Earnings to Fixed Charges(c).................        6.5x        6.2x        6.9x        9.3x

---------------
(a) Previously reported amounts for 1994 and 1995 have been restated to reflect the reclassification of the results of operations and net assets of the recently divested freshwater fishing boat unit as discontinued operations.
(b) Non-recurring charges in 1995 include losses recorded on the divestitures of the golf club shaft business and Circus World pizza operations, along with management transition expenses and the cost of an early retirement and selective separation program at the Company's corporate office.
(c) For computation of the ratio of earnings to fixed charges, "earnings" have been calculated by adding fixed charges (excluding capitalized interest) to earnings from continuing operations before income taxes and then deducting the undistributed earnings of affiliates. Fixed charges consist of interest expense, estimated interest portion of rental expense and capitalized interest.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the "Description of Debt Securities" set forth in the Prospectus to which reference is hereby made.

     The Notes will mature on December 15, 2006, and will be limited to $250,000,000 aggregate principal amount. Each Note will bear interest at the
rate stated on the cover page hereof from December   , 1996, or from the most
recent interest payment date to which interest has been paid.

     Interest on the Notes will be payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1997, to registered holders of record at the close of business on June 1 or December 1 next preceding such June 15 or December 15. The Notes are not redeemable prior to maturity.

     The Notes will be unsecured and will rank on a parity with other unsecured and unsubordinated indebtedness of the Company. As of September 30, 1996, the Company had $377.9 million of unsubordinated indebtedness outstanding, none of which was secured indebtedness. As of September 30, 1996, the Company's subsidiaries had an additional $30.1 million of indebtedness outstanding of which $6.6 million was secured indebtedness. As of September 30, 1996, the Company and its Restricted Subsidiaries could incur, in addition to the secured indebtedness incurred for the specific purposes noted in the Prospectus, approximately $87.0 million of other secured debt without being required under the Indenture (the "Indenture"), dated as of March 15, 1987, between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee") to ratably secure the Notes. See "Description of Debt Securities -- Restriction on Secured Debt" in the Prospectus.

     The Company does not intend to apply for listing of the Notes on a national securities exchange.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

GLOBAL NOTES

     The Company has established a depositary agreement with The Depository Trust Company (the "Depositary") with respect to the Notes, the terms of which are summarized below.

     Upon issuance, all Notes will be represented by Global Notes in denominations of $1,000 and integral multiples thereof. The Global Notes representing the Notes will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Notes may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

     So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be the sole Holder of the Notes represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the Beneficial Owners of the Global Notes representing the Notes will not be entitled to receive physical delivery of certificated Notes and will not be considered the Holders thereof for any purpose under the Indenture, and no Global Note representing the Notes shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant, on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Note or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note representing the Notes.

     The Global Notes representing the Notes will be exchangeable for certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes, (ii) the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the Company in its sole discretion determines that the Global Notes shall be exchangeable for certificated Notes or (iv) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes. Upon any such exchange, the certificated Notes shall be registered in the names of the Beneficial Owners of the Global Notes representing the Notes, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Trustee.

     The following is based on information furnished by the Depositary:

     The Depositary will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). Fully registered Global Notes will be issued for the Notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission (the "Commission").

     Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes representing the Notes are to be accompanied by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Notes representing the Notes will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

     To facilitate subsequent transfers, all Global Notes representing the Notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Notes with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedure, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Notes representing the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated Notes are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificated Notes will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc., Lehman Brothers Inc. and NationsBanc Capital Markets, Inc. (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                                              PRINCIPAL
                                        UNDERWRITER                             AMOUNT
                                                                             ------------
    Merrill Lynch, Pierce Fenner & Smith
                 Incorporated.............................................   $
    Chase Securities Inc. ................................................
    Lehman Brothers Inc. .................................................
    NationsBanc Capital Markets, Inc. ....................................
                                                                             ------------
                 Total....................................................   $
                                                                             ============

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price
less a concession not in excess of      % of the principal amount of the Notes.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of      % of the principal amount of the Notes to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     All secondary trading in the Notes will settle in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or in certain circumstances to contribute to payments which the Underwriters may be required to make in respect thereof.

     From time to time the Underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, the Company and its affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Notes offered hereby will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois. The legality of the Notes offered hereby will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

PROSPECTUS

                                  $600,000,000

                                 BRUNSWICK LOGO

                             BRUNSWICK CORPORATION
       COMMON STOCK, PREFERRED STOCK, DEPOSITORY SHARES, DEBT SECURITIES, WARRANTS TO PURCHASE COMMON STOCK, WARRANTS TO PURCHASE PREFERRED STOCK AND
                      WARRANTS TO PURCHASE DEBT SECURITIES

     Brunswick Corporation, a Delaware corporation (the "Company"), may from time to time offer in one or more series (i) shares of Common Stock, par value $.75 per share (the "Common Stock"), (ii) whole or fractional shares of Preferred Stock, par value $.75 per share (collectively, "Preferred Stock"),
(iii) Preferred Stock represented by depository shares ("Depository Shares"),
(iv) unsecured debt securities ("Debt Securities"), (v) warrants to purchase Common Stock ("Common Stock Warrants"), (vi) warrants to purchase Preferred Stock ("Preferred Stock Warrants"), and (vii) warrants to purchase Debt securities ("Debt Warrants"), with an aggregate public offering price of up to $600,000,000, on terms to be determined at the time or times of offering. The Common Stock, Preferred Stock, Depository Shares, Debt Securities, Common Stock Warrants, Preferred Stock Warrants and Debt Warrants (collectively referred to herein as the "Offered Securities") may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     All specific terms of the offering and sale of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, any public offering price and the aggregate number of shares offered; (ii) in the case of Preferred Stock, the specific class, series, title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, any dividend payment dates, any sinking fund provisions, the aggregate number of shares offered and any public offering price; (iii) in the case of Depository Shares, the aggregate number of shares offered, the shares of whole or fractional Preferred Stock represented by each such Depository Share and any public offering price; (iv) in the case of Debt Securities, the designation, aggregate principal amount, designated currency or currency units, rate or method of calculation of interest and dates for payment thereof, maturity, authorized denominations, any public offering price, any redemption or prepayment rights at the option of the Company or and other special terms of the Debt Securities; (v) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability features; (vi) in the case of Preferred Stock Warrants, description of the Preferred Stock for which each warrant will be exercisable and the duration, offering price, exercise price and detachability features; and (vii) in the case of Debt Warrants, description of the Debt Securities for which each warrant will be exercisable and the duration, offering price, exercise price and detachability features.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by that Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth in or will be calculable from the information set forth in the applicable Prospectus Supplement. No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of those Offered Securities. See "Plan of Distribution" for possible indemnification arrangements with underwriters, dealers and agents.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

 This Prospectus may not be used to consummate sales of the Offered Securities unless accompanied by a Prospectus Supplement.
                            ------------------------

                                December 2, 1996

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

     IN CONNECTION WITH THIS OFFERING, UNDERWRITERS, IF ANY, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or at the Commission's world wide web site at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), which relates to the Offered Securities (the "Registration Statement"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Offered Securities. The Registration Statement may be inspected without charge by anyone at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the Quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iii) the Company's Current Reports on Form 8-K dated February 9, 1996 and November 19, 1996; and (iv) the description of the Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A dated March 13, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered a copy of any and all of the information that has been incorporated by reference herein (other than exhibits to such documents) upon written or oral request. Requests for such copies should be directed to: Richard S. O'Brien, Vice President and Treasurer, 1 N. Field Ct., Lake Forest, Illinois 60045-4811 (telephone (847) 735-4351).

                                  THE COMPANY

     Brunswick Corporation (the "Company") is a multinational consumer products company serving the marine and the outdoor and indoor active recreation markets. Its major brands include Zebco(R), Quantum(R) and Browning(R) fishing reels and reel/rod combinations; MotorGuide(R) trolling motors; American Camper(R) and Remington(R) camping gear; Roadmaster(R)bicycles; Flexible Flyer(R) sleds; Brunswick Recreation Centers(R) and Brunswick(R) bowling capital equipment and consumer products; Brunswick(R) billiards tables; Sea Ray(R) and Bayliner(R) pleasure boats; Boston Whaler(R) offshore fishing boats; Mercury(R), Mariner(R) and Force(R) outboard engines and MerCruiser(R)stern drives and inboard engines.

     Since mid-1995, the Company has been implementing a strategic plan intended to increase sales, continue growth in operating earnings and achieve a more even sales mix between its Recreation and Marine segments. The Company's strategy involves:

     - Building its leading brand franchises, primarily in the Marine segment, through the introduction of innovative products and the application of data-based and other marketing efforts;

     - Acquiring active recreation consumer products companies with:

      -- leading brands,
      -- good growth potential, and
       -- opportunities for synergies with existing Brunswick products through common distribution channels, common customers, and cross-marketing;

     - Divesting under-performing businesses; and

     - Improving margins through cost reductions and improved operating efficiencies.

RECREATION

     The Recreation segment consists of the Brunswick Outdoor Recreation Group ("BORG") and the Brunswick Indoor Recreation Group ("BIRG").

     BORG markets and manufactures fishing and camping equipment, bicycles, wagons and sleds. The Company believes that it holds the leading domestic market share of fishing reels, reel/rod combinations and sleeping bags and the number two domestic position in bicycle units sold. The Company acquired its camping and bicycle businesses in two separate transactions from Roadmaster Industries, Inc. in 1996. American Camper (purchased as the Nelson/Weather-Rite Division for approximately $120 million in March) markets and manufactures camping products including sleeping bags, tents, backpacks, canvas bags, foul weather gear, waders, propane lanterns and stoves, cookware and utensils. The Roadmaster bicycle business was acquired in September for approximately $198 million.

     In November 1996, the Company announced the signing of a definitive agreement to acquire Igloo Holdings, Inc. for approximately $154 million. Igloo is the domestic market leader in ice chests, beverage coolers and thermoelectric cooler/warmer products. The transaction is expected to close in early 1997.

     BIRG is the leading manufacturer of bowling products including bowling balls and capital equipment such as bowling lanes, automatic pinsetters, ball returns, computerized scoring equipment and seating and locker units. In addition, BIRG owns and operates 124 recreation centers in North America and Europe, and its joint ventures operate 32 centers in East Asia and South America. Recreation centers offer bowling and, depending on size and location, the following activities and services: billiards, video games, children's playrooms, restaurants and cocktail lounges.

MARINE

     The Marine segment consists of the Mercury Marine division and the US Marine and Sea Ray divisions. The Company believes its Marine segment has the largest dollar volume of sales of recreational marine engines and pleasure boats in the world.

     The Mercury Marine division markets and manufactures a full range of outboard engines and stern drives and inboard engines under the familiar Mercury, Mariner, Force and MerCruiser brand names. A portion of Mercury Marine's outboards and its Quicksilver(R) parts and accessories are sold directly to end-users through a dealer network. The remaining outboards and virtually all of the stern drive and inboard engines are sold to boat builders, including the Company's boat divisions.

     The boat divisions consist of US Marine and Sea Ray, makers of fiberglass pleasure and fishing boats. US Marine, well known for its Bayliner brand of luxury motor yachts, cabin cruisers, sport fishing boats, runabouts and jet powered boats, also markets and manufacturers Maxum(R) runabouts and cabin cruisers, Robalo(R) and Trophy(R) sport fishing boats and Quantum(R) fish 'n' ski boats.

     The Sea Ray division, best recognized for its luxury motor yachts, cabin cruisers, sport fishing boats, sport boats, runabouts, water skiing boats and jet powered boats marketed and manufactured under the same name, also makes Baja(R) high-performance pleasure boats and Boston Whaler(R) offshore boats.

     In May 1996, the Boston Whaler line was purchased by the Company for approximately $27 million. The Company's fresh water fishing boat operations, which comprised substantially all of the assets of the Fishing Boat division, were sold during 1996.

     The principal executive offices of the Company are located at 1 North Field Court, Lake Forest, Illinois 60045-4811 (telephone 847-735-4700).

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, including expansion of existing businesses and investments in business opportunities as they may arise. Pending such use, the net proceeds may be temporarily invested in short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated (dollars in millions):

                                              NINE MONTHS
                                                 ENDED
                                             SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                             -------------     -----------------------------------------
                                             1996     1995     1995     1994     1993     1992     1991
                                             ----     ----     ----     ----     ----     ----     -----
Ratio of earnings to fixed charges(a).....   9.3x     6.9x     6.2x     6.5x     3.4x     2.6x        --
Inadequacy of coverage(b).................                                                         $35.4

---------------

(a) For computation of the ratio of earnings to fixed charges, "earnings" have been calculated by adding fixed charges (excluding capitalized interest) to earnings from continuing operations before income taxes and then deducting the undistributed earnings of affiliates. Fixed charges consist of interest expense, estimated interest portion of rental expense and capitalized interest.

(b) The Company's 1991 loss from continuing operations includes litigation charges of $38.0 million ($23.6 million after-tax). The Company was in compliance with its credit agreements during that year.

                 GENERAL DESCRIPTION OF THE OFFERED SECURITIES

     The Company may offer under this Prospectus Common Stock, Preferred Stock, Depository Shares, Debt Securities, Common Stock Warrants, Preferred Stock Warrants, or Debt Warrants or any combination of the foregoing, either individually or as units consisting of two or more Offered Securities. The aggregate offering price of Offered Securities offered by the Company under this Prospectus will not exceed $600,000,000. If Offered Securities are offered as units, the terms of the units will be set forth in a Prospectus Supplement.

                        DESCRIPTION OF THE CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, par value $.75 per share, of which 98,419,406 were outstanding as of November 11, 1996, and 12,500,000 shares of Preferred Stock, par value $.75 per share, none of which are outstanding.

COMMON STOCK

     Each share of Common Stock is entitled to one vote at all meetings of stockholders of the Company for the election of directors and all other matters submitted to stockholder vote. The Common Stock does not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock can elect all the directors if they chose to do so. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. The Common Stock has no preemptive or similar rights. Upon the liquidation, dissolution or winding up of the affairs of the Company, any assets remaining after provision for payment of all liabilities would be distributed pro rata among holders of Common Stock. The shares of Common Stock currently outstanding are fully paid and nonassessable. The shares of Common Stock outstanding are, and the shares of Common Stock offered hereby will be, upon issuance against full payment of the purchase price therefor, fully paid and nonassessable.

     The Company's Certificate of Incorporation contains provisions requiring, with certain exceptions, any merger, consolidation, disposition of assets or similar business combination with a person who owns 5% or more of the shares of stock of the Company entitled to vote in elections of directors to be approved by the affirmative vote of the holders of two-thirds of the shares of stock entitled to vote in elections of directors which are not beneficially owned by such person. The Certificate of Incorporation also requires, with certain exceptions, that two independent experts conclude that the terms of any such merger, consolidation, disposition of assets or similar business combination are fair to unaffiliated stockholders and that the opinion of these experts be included in a proxy statement mailed to stockholders. The foregoing provisions may be amended only by the affirmative vote of the holders of two-thirds of the shares of stock entitled to vote in elections of directors, excluding any shares held by a person who owns 5% or more of the outstanding shares.

     The Company's Certificate of Incorporation divides the Board of Directors into three classes that serve staggered three-year terms; sets the number of directors at not less than six and not more than 15; permits the number of directors to be increased or decreased within the foregoing range by vote of 80% of the directors or the holders of 80% of the outstanding shares of stock entitled to vote in elections of directors; authorizes the by-laws to establish the procedures for advance notice for stockholder nominations of directors; permits such nomination procedures to be amended only by vote of 80% of the directors or the holders of 80% of the outstanding shares of stock entitled to vote in elections of directors; gives the Board of Directors the exclusive power to fill interim vacancies and to determine the qualifications of directors; prohibits the removal of directors without cause; requires that stockholder action be taken at a meeting of stockholders, except for action by written consents of the holders of preferred stock authorized by the Board of Directors; and requires the affirmative vote of the holders of 80% of the shares entitled to vote in elections of directors to amend the foregoing provisions.

PREFERRED STOCK PURCHASE RIGHTS

     On February 5, 1996, the Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right (the "Rights") for each outstanding share of Common Stock of the Company, pursuant to a Rights Agreement, dated as of February 5, 1996, by and between the Company and Harris Trust and Savings Bank. Prior to the Distribution Date (as hereinafter defined), the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. The Company is issuing one Right with each share of Common Stock offered hereby. The following description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     Each holder of Rights until April 1, 2006 (but only after the occurrence of a Distribution Date) may purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.75 per share (the "Series A Preferred Stock"), at price of $85 per one one-thousandth share, subject to adjustment (the "Purchase Price"). The Rights will be represented by the Common Stock certificates and will not be exercisable, or transferable apart from the Common Stock, until the earlier to occur of (i) the tenth day after the first public announcement by the Company that a person has become an Acquiring Person (as defined below) or (ii) the fifteenth business day (or such later date as the Board of Directors may decide prior to such time as any person becomes an Acquiring Person) after the commencement of (or a public announcement of the intention to make) a tender offer or exchange offer that would result in such person or group beneficially owning a total of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date").

     On the date when the Company announces that a person (other than the Company, any subsidiary or any employee benefit plan of the Company or a subsidiary) together with related parties has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (an "Acquiring Person"), each Right (other than Rights owned by the Acquiring Person and any transferees thereof, each of whose Rights become void) will, subject to certain exceptions, become a right to buy, at the Purchase Price, that number of shares of Common Stock having a market value of twice the Purchase Price.

     Under certain circumstances in which the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of Rights (other than the Acquiring Person) has the right to buy, at the Purchase Price, common stock of the acquiring company (or the Company, if it is the surviving entity) having a market value of twice the Purchase Price.

     The Purchase Price payable and the number of shares of Series A Preferred Stock or Common Stock or other securities issuable upon exercise of the Rights are subject to adjustment in certain circumstances. At any time prior to the time a person shall become an Acquiring Person, the Company may elect to redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Rights will expire on April 1, 2006, unless earlier redeemed by the Company. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person who attempts to acquire the Company without conditioning any offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights will not interfere with a transaction approved by the Company's Board of Directors prior to the date upon which a person has become a 15% stockholder, because the Rights can be redeemed until that time.

PREFERRED STOCK

     Under the Certificate of Incorporation, the Board of Directors of the Company may direct the issuance of up to 12,500,000 shares of Preferred Stock in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, that may be fixed or designated by the Board of Directors pursuant to a certificate of designation without any further vote or action by the Company's stockholders. As of February 5, 1996, the Board of Directors had designated 150,000 shares of the Preferred Stock as Series A Junior Participating Preferred Stock for possible issuance in connection with the Rights. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. The description of Preferred Stock set forth below and the description of the terms of a particular series of Preferred Stock set forth in the related Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the certificate of designation relating to that series. The related Prospectus Supplement will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of Preferred Stock described in such Prospectus Supplement.

     The rights, preferences, privileges and restrictions of the Preferred Stock of each series will be fixed by the certificate of designation relating to such series. A Prospectus Supplement, relating to each series, will specify the following terms of the Preferred Stock:

          (a) The maximum number of shares to constitute the series and the distinctive designation thereof;

          (b) The annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate and whether dividends will be cumulative;

          (c) The price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

          (d) The liquidation preference, if any, and any accumulated dividends thereon, that the holders of shares of the series shall be entitled to receive upon the liquidation, dissolution or winding up of the affairs of the Company;

          (e) Whether or not the shares of the series will be subject to operation of a retirement or sinking fund, and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

          (f) The terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the Company or a third party or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same and whether such conversion is mandatory or optional;

          (g) The stated value of the shares of such series;

          (h) The voting rights, if any, of the shares of the series; and

          (i) Any or all other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof.

     In the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, the holders of any series of any class of Preferred Stock shall be entitled to receive in full out of the assets of the Company, including its capital, before any amount shall be paid or distributed among the holders of the Common Stock or any other shares ranking junior to such series, the amounts fixed by the Board of Directors with respect to such series and set forth in the applicable Prospectus Supplement plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up the affairs of the Company. After payment to the holders of the Preferred Stock of the full preferential amounts to which they are entitled, the holders of Preferred Stock, as such, shall have no right or claim to any of the remaining assets of the Company.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution of winding up, according to their respective rights and preferences and in each case according to their respective number of shares. The merger or consolidation of the Company into or with any other corporation, or the sale, lease or conveyance of all or substantially all of the assets of the Company, shall not constitute a dissolution, liquidation or winding up of the Company.

                        DESCRIPTION OF DEPOSITORY SHARES
GENERAL

     The Company may offer receipts ("Depository Receipts") for Depository Shares, each of which will represent a fractional interest in a share of a particular series of a class of Preferred Stock, as specified in the applicable Prospectus Supplement. Preferred Stock of each series of each class represented by Depository Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depository named therein (such depository or its successor, the "Preferred Stock Depository") and the holders from time to time of the Depository Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depository Receipt will be entitled, in proportion to the fractional interest of a share of the particular series of a class of Preferred Stock represented by the Depository Shares evidenced by such Depository Receipt, to all the rights and preferences of the Preferred Stock represented by such Depository Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depository Shares will be evidenced by Depository Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depository, the Company will cause the Preferred Stock Depository to issue, on behalf of the Company, the Depository Receipts. Copies of the applicable form of Deposit Agreement and Depository Receipt may be obtained from the Company upon request.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Preferred Stock Depository will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of the Depository Receipts evidencing the related Depository Shares in proportion to the number of such Depository Receipts owned by such holder, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depository.

     In the event of a distribution other than in cash, the Preferred Stock Depository will distribute property received by it to the record holders of Depository Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depository, unless the Preferred Stock Depository determines that it is not feasible to make such distribution, in which case the Preferred Stock Depository may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF SHARES

     Upon surrender of the Depository Receipts at the corporate trust office of the Preferred Stock Depository (unless the related Depository Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole shares of Preferred Stock and any money or other property represented by the Depository Shares evidenced by such Depository Receipts. Holders of Depository Receipts will be entitled to receive whole shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depository Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Stock will not thereafter be entitled to receive Depository Shares therefor. If the Depository Receipts delivered by the holder evidence a number of Depository Shares in excess of the number of Depository Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depository will deliver to such holder at the same time a new Depository Receipt evidencing such excess number of Depository Shares.

REDEMPTION OF DEPOSITORY SHARES

     Whenever the Company redeems Preferred Stock held by the Preferred Stock Depository, the Preferred Stock Depository will redeem as of the same redemption date the number of Depository Shares representing the Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depository the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to noncumulative shares of Preferred Stock, dividends for the current dividend period only) thereon to the date fixed for redemption. The redemption price per Depository Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If less than all the Depository Shares are to be redeemed, the Depository Shares to be redeemed will be selected by the Preferred Stock Depository by lot.

     After the date fixed for redemption, the Depository Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depository Receipts evidencing the Depository Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depository Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depository.

VOTING OF THE UNDERLYING PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depository will mail the information contained in such notice of meeting to the record holders of the Depository Receipts evidencing the Depository Shares which represent such Preferred Stock. Each record holder of Depository Receipts evidencing Depository Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depository as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depository Shares. The Preferred Stock Depository will vote the amount of Preferred Stock represented by such Depository Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depository in order to enable the Preferred Stock Depository to do so. The Preferred Stock Depository will abstain from voting the amount of Preferred Stock represented by such Depository Shares to the extent it does not receive specific instructions from the holders of Depository Receipts evidencing such Depository Shares.

LIQUIDATION PREFERENCE

     In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of a Depository Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depository Share evidenced by such Depository Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depository Shares, as such, are not convertible into Common Stock or any securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depository Shares, the Depository Receipts may be surrendered by holders thereof to the Preferred Stock Depository with written instructions to the Preferred Stock Depository to instruct the Company to cause conversion of the Preferred Stock represented by the Depository Shares evidenced by such Depository Receipts into whole shares of Common Stock, other Preferred Stock of the Company or other shares of capital stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depository Shares evidenced by a Depository Receipt are to be converted in part only, one or more new Depository Receipts will be issued for any Depository Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depository Receipt evidencing the Depository Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depository. However, any amendment that materially and adversely alters the rights of the holders of Depository Receipts will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depository Shares evidenced by the Depository Receipts then outstanding.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depository if a majority of each class of Depository Shares affected by such termination consents to such termination, whereupon the Preferred Stock Depository shall deliver or make available to each holder of Depository Receipts, upon surrender of the Depository Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depository Shares evidenced by such Depository Receipts. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depository Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depository Receipts evidencing the Depository Shares representing such Preferred Stock or (iii) each related share of Preferred Stock shall have been converted into capital stock of the Company not so represented by Depository Shares.

CHARGES OF PREFERRED STOCK DEPOSITORY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depository in connection with the performance of its duties under the Deposit Agreement. However, holders of the Depository Receipts will pay the fees and expenses of the Preferred Stock Depository for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF PREFERRED STOCK DEPOSITORY

     The Preferred Stock Depository may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depository, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depository. A successor Preferred Stock Depository must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Preferred Stock Depository will forward to holders of Depository Receipts any reports and communications from the Company that are received by the Preferred Stock Depository with respect to the related Preferred Stock.

     Neither the Preferred Stock Depository nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depository under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without gross negligence or willful misconduct, and the Company and the Preferred Stock Depository will not be obligated to prosecute or defend any legal proceeding in respect of any Depository Receipts, Depository Shares or Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depository may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Stock represented thereby for deposit, holders of Depository Receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

     If the Preferred Stock Depository shall receive conflicting claims, requests or instructions from any holders of Depository Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depository shall be entitled to act on such claims, requests or instructions received from the Company.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture (the "Indenture"), dated as of March 15, 1987, between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee") and as successor to Continental Bank, National Association, a copy of which has been filed as an exhibit to the Registration Statement. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

GENERAL

     The Indenture does not limit the aggregate principal amount of the Debt Securities or of any particular series of Debt Securities and provides that Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be issued in fully registered form in denominations which may be specified for each particular series, but in the absence of such specification, shall be in denominations of $1,000 and integral multiples thereof or the equivalent thereof in foreign denominated currency or ECU. Debt Securities will be unsecured and will rank on a parity with other unsecured and unsubordinated indebtedness of the Company. Unless otherwise described in the Prospectus Supplement relating to the Debt Securities of any particular series, there are no covenants or provisions contained in the Indenture which may afford the holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company. Any such highly leveraged transaction may adversely affect holders of the Debt Securities.

     Reference is made to the Prospectus Supplement relating to the Debt Securities of any particular series for the following terms thereof: (1) the title of the Debt Securities; (2) any limit on the aggregate principal amount of the Debt Securities; (3) the date or dates on which the Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) per annum at which the Debt Securities will bear interest, if any, and the date from which any such interest will accrue; (5) the times at which any such interest will be payable; (6) the currency or currencies for which Debt Securities may be purchased and currency or currencies in which principal of and any interest thereon may be payable; (7) if the currency for which Debt Securities may be purchased or in which principal of and interest thereon may be payable is at the purchaser's election, the manner in which such an election may be made; (8) the dates, if any, on which and the price or prices at which the Debt Securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by the Company and other detailed terms and provisions of any such sinking funds; and (9) the date, if any, after which and the price or prices at which the Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the holder thereof, and other detailed terms and provisions of any such optional redemption.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, principal and premium, if any, will be payable at the Company's offices or agencies in Chicago, Illinois, the Borough of Manhattan in the City and State of New York and such other place or places as the Company may designate pursuant to the provisions of the Indenture, provided that, at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as it appears in the security register. (Section 2.06.) Debt Securities may be presented for registration of transfer or exchange at the office of the Trustee in Chicago, at the office of the Trustee's agent in the Borough of Manhattan and at such other place or places as the Company may designate pursuant to the provisions of the Indenture. (Section 5.02).

     Debt Securities may be issued under the Indenture as original issue discount Debt Securities to be offered and sold at a substantial discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating to any such original issue discount Debt Securities.

     As of September 30, 1996, $225 million principal amount of Debt Securities were issued under the Indenture.

RESTRICTIONS ON SECURED DEBT

     The Indenture provides that the Company will not, and will not cause or permit a Restricted Subsidiary to, incur, issue, assume or guarantee any Secured Debt unless the Debt Securities will be secured by any Mortgage which secures such Secured Debt, so long as such Secured Debt or any other Indebtedness (except for the Debt Securities) secured by such Mortgage shall exist, equally and ratably with (or prior to) any and all other obligations and indebtedness which shall be so secured. The foregoing restrictions do not apply, however, to
(i) any Mortgage on any property hereafter acquired or constructed by the Company or a Restricted Subsidiary to secure or provide for the payment of all or any part of the purchase price or construction cost of such property, including, but not limited to, any indebtedness incurred by the Company or a Restricted Subsidiary prior to, at the time of, or within 180 days after the later of the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operation of such property, which indebtedness is incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon; (ii) the acquisition of property subject to any Mortgage upon such property existing at the time of acquisition thereof, whether or not assumed by the Company or such Restricted Subsidiary; (iii) any Mortgage existing on the property, or on the outstanding shares of capital stock or indebtedness, of a corporation at the time such corporation becomes a Restricted Subsidiary; (iv) Mortgages on property or shares of capital stock or indebtedness of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company or a Restricted subsidiary (provided, however, that no such Mortgage shall extend to any other property of the Company or such Restricted Subsidiary prior to such acquisition or to other property thereafter acquired other than additions or improvements to such acquired property); (v) Mortgages on property of the Company or a Restricted Subsidiary in favor or at the request of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof (including Mortgages to secure indebtedness of the pollution control or industrial revenue bond type), in order to permit the Company or a Restricted Subsidiary to perform any contract or subcontract made by it with or at the request of any of the foregoing, or to secure partial, progress, advance or other payments pursuant to any tender, bid, contract, regulation or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such Mortgages;
(vi) any Mortgage on any property or assets of any Restricted Subsidiary to secure indebtedness owing by it to the Company or to a Restricted Subsidiary;
(vii) any Mortgage existing on March 15, 1987; (viii) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage permitted by clauses (i) through (vii), inclusive, provided, however, that the principal amount of Secured Debt secured thereby shall not exceed the principal amount of Secured Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to the property which secured the Mortgage so extended, renewed or replaced and additions or improvements to such property;
(ix) carriers', warehousemen's, landlords', mechanics' and materialmen's Mortgages incurred in the ordinary course of business of the Company or a Restricted Subsidiary for sums not yet due or being contested in good faith; (x) Mortgages for taxes or assessments or governmental charges or levies on property owned by the Company or any of its Restricted Subsidiaries, if such taxes, assessments, governmental charges or levies shall not at the time be due and payable, or if the same thereafter can be paid without penalty, or if the same are being contested in good faith; (xi) Mortgages to secure payment of worker's compensation, customs duties or insurance premiums, to secure (or in lieu of) customs, surety or appeal bonds, and for purposes similar to any of the above in the regular course of business; and (xii) Mortgages created by or resulting from any litigation or legal proceeding which at the time is currently being contested in good faith. At September 30, 1996, assets of Unrestricted Subsidiaries accounted for approximately 20% of the Company's total consolidated assets.

     Notwithstanding the restrictions outlined above, the Company or any Restricted Subsidiary may incur, issue, assume or guarantee Secured Debt which would otherwise be subject to such restrictions in an aggregate amount which, together with all other Secured Debt of the Company and its Restricted Subsidiaries which would otherwise be subject to such restrictions (not including Secured Debt permitted to be so secured) and the aggregate Attributable Debt of the Sale and Leaseback Transactions in existence at such time (except for Sale and Leaseback Transactions the proceeds of which shall have been or will be used to retire Funded Debt in accordance with the procedures specified in "Restrictions on Sale and Leaseback Transactions"), does not exceed 10% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries, determined as of a date not more than 90 days prior thereto. (Section 5.05.)

RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS

     The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into a Sale and Leaseback Transaction unless either (a) the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions outlined in "Restrictions on Secured Debt," to incur Secured Debt in an amount equal to the Attributable Debt of such Sale and Leaseback Transaction without equally and ratably securing the Securities, or (b) the Company or a Restricted Subsidiary, within 120 days, applies an amount (which amount shall equal the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Leaseback Transaction or (ii) the fair value of such property at the time of entering into such Sale and Leaseback Transaction as determined by the Company's Board of Directors) to the retirement (other than any mandatory retirement) of the Funded Debt as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries, which Funded Debt, in the case of the Company, is not subordinated to the prior payment of the Debt Securities of any series. In lieu of applying all or any part of such amount to the retirement of Funded Debt, the Company, at its option, may reduce the amount which it shall be required to apply to such retirement by (i) delivering to the Trustee Debt Securities theretofore purchased or otherwise acquired by the Company or (ii) receiving credit for Debt Securities theretofore redeemed at its option or redeemed through optional sinking fund payments, which Debt Securities have not previously been made the basis for the reduction of a mandatory sinking fund payment. Any Debt Securities which shall have been made the basis for a reduction in the amount of Funded Debt required to be retired shall not be available as a credit against mandatory sinking fund payments. (Section 5.06.)

RESTRICTIONS ON MERGER, CONSOLIDATION AND SALE, TRANSFER OR LEASE OF ASSETS

     The Indenture provides that the Company shall not consolidate with or merge into any other corporation, or sell, transfer or lease its properties and assets substantially as an entirety to any Person, nor may any other Person consolidate with or merge into the Company, or sell or transfer or lease its properties and assets substantially as an entirety to the Company, unless (i) the Person (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have purchased, received the transfer of, or leased, such property and assets shall be a corporation organized and existing under the laws of the United States or any State or the District of Columbia and shall expressly assume, by a supplemental indenture, the payment of the principal of (and premium, if any) and interest (if any) on all the Debt Securities and the performance and observance of the covenants of the Indenture, (ii) immediately thereafter no Event of Default and no event which after notice or lapse of time, or both, would become an Event of Default shall have happened or be continuing, and (iii) if, as a result of such consolidation, merger, sale, transfer or lease, properties or assets of the Company shall cause the outstanding Debt Securities to be secured equally and ratably with (or prior to) such Mortgage. Notwithstanding the provisions summarized in this paragraph, the Company may, without complying with such provisions, sell, transfer or lease all of its property and assets to another corporation organized and existing under the laws of the United States of America or any State or the District of Columbia if, immediately after giving effect to such sale, transfer or lease and the receipt of the consolidation therefor, such corporation is a wholly-owned Restricted Subsidiary of the Company and the Company would be permitted under the Indenture to incur at least $1 of Secured Debt. (Section 12.01.)

EVENTS OF DEFAULT

     Events of Default with respect to any series of Debt Securities are defined in the Indenture as being: default for 30 days in payment of any interest installment due on the Debt Securities of such series; default in payment of principal or premium, if any, on any of the Debt Securities of such series or in making any mandatory sinking fund payment with respect to Debt Securities of such series; default in performance of any other covenant in the Debt Securities of such series or in the Indenture for 60 days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in principal amount of the outstanding Debt Securities of such series; certain events of bankruptcy, insolvency and reorganization of the Company; and such additional Events of Default as may be established with respect to the Debt Securities of any series in the manner provided in the Indenture. If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series may declare all the Debt Securities of such series to be due and payable immediately, subject to the right of the holders of a majority in principal amount of the outstanding Debt Securities of such series to waive such default and rescind such declaration in certain limited circumstances. (Sections 7.01 and 7.07.)

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of the Debt Securities of any series before proceeding to exercise any right or power under the Indenture at the request of such holders. (Section 8.02.) The Indenture also provides that the holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. (Section 7.07.)

     The Indenture contains a covenant that the Company will file annually with the Trustee a certificate of no default or a certificate specifying any default that exists. (Section 5.07.)

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in principal amount of the outstanding Debt Securities of any series which would be affected by any such supplemental indenture, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of Debt Securities of such series, except that no such supplemental indenture may (i) extend the fixed maturity of any Debt Security, or reduce the rate or extend the time of payment of any interest thereon, or reduce the principal amount thereof or any premium thereon, or extend the time of or reduce the amount of any mandatory sinking fund payment, or change the currency of payment of such Debt Security, or impair the rights of the holder of such Debt Security to institute suit for the enforcement of any payment of principal of or premium, if any, or any interest on such Debt Security, in each case without the consent of the holder of each such Debt Security so affected, or (ii) reduce the aforesaid percentage of Debt Securities of any series, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all outstanding Debt Securities of such series. (Section 11.02.)

DEFEASANCE AND DISCHARGE

     The Indenture provides that the Company, at its option, (a) will be discharged from any and all obligations in respect of the Debt Securities (except for certain obligations such as obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or mutilated Debt Securities, and maintain paying agencies) and thereafter the holders of Debt Securities shall look only to the Trustee for payment from the deposit in trust hereinafter described, or (b) need not comply with certain restrictive covenants of the Indenture (including those described under "Restrictions on Secured Debt," "Restrictions on Sale and Leaseback Transactions" and "Restrictions on Merger, Consolidation and Sale, Transfer or Lease of Assets"), in each case if the Company deposits with the Trustee, in trust, money, or U.S. Governmental Obligations (or, in the case of Debt Securities denominated in a foreign currency, Foreign Government Obligations), or any combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of and premium, if any, and interest on the Debt Securities on the dates such installments of interest or principal are due in accordance with the terms of the Indenture and the Debt Securities, provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations (or Foreign Government Obligations) to the payment of such installments of principal of, and premium, if any, and interest with respect to the Debt Securities. To exercise the option referred to in (a) above, the Company is required to deliver to the Trustee an opinion of outside counsel of nationally recognized standing or a ruling from or published by the United States Internal Revenue Service to the effect that the discharge would not cause holders of Debt Securities to recognize income, gain or loss for Federal income tax purposes. To exercise the option referred to in (b) above, the Company is not required to deliver to the Trustee an opinion of counsel or ruling to such effect. Defeasance provisions relating to any Debt Securities denominated in ECUs will be set forth with more particularity in the applicable Prospectus Supplement. (Section 4.01.)

DEFINITIONS OF CERTAIN TERMS

     The following Definitions are more fully set forth in Article One of the
Indenture:

     Attributable Debt means, with respect to any Sale and Leaseback Transaction at any particular time, the present value, discounted at a rate per annum (compounded semi-annually) equal to the effective weighted average interest rate on the Debt Securities, of the obligation of the lessee for rental payments (calculated in accordance with generally accepted accounting principles) due during the remaining term of such lease (which may, if in accordance with generally accepted accounting principles, include any period for which such lease has been extended or may, at the option of the lessee, be extended). Such rental payments shall not include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges. In case of any lease which is terminable by the lessee upon the payment of a penalty, such rental payments shall also include such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     Consolidated Current Liabilities means the aggregate of the current liabilities of the Company and its Restricted Subsidiaries appearing on the most recent available consolidated balance sheet of the Company and its Restricted Subsidiaries, all in accordance with generally accepted accounting principles; but excluding any obligation of the Company and its Restricted Subsidiaries issued under a revolving credit or similar agreement if the obligation issued under such agreement matures by its terms within twelve months from the date thereof but by the terms of such agreement such obligation may be renewed or extended or the amount thereof reborrowed or refunded at the option of the Company or any Restricted Subsidiary for a term in excess of twelve months from the date of determination.

     Consolidated Net Tangible Assets means Consolidated Tangible Assets after deduction of Consolidated Current Liabilities.

     Consolidated Tangible Assets means the aggregate of all assets of the Company and its Restricted Subsidiaries (including the value of all existing Sale and Leaseback Transactions and any assets resulting from the capitalization of other long-term lease obligations in accordance with generally accepted accounting principles but excluding the value of assets or investment in any Unrestricted Subsidiary) appearing on the most recent available consolidated balance sheet of the Company and its Restricted Subsidiaries at their net book values, after deducting related depreciation, amortization and other valuation reserves and excluding (a) any capital write-up resulting from reappraisals of assets or of other investments after March 15, 1984 (other than a write-up of any assets constituting part of the assets and business of another corporation made in connection with the acquisition, direct or indirect, of the assets and business of such other corporation) except as permitted in accordance with generally accepted accounting principles, (b) treasury stock, and (c) patent and trademark rights, goodwill, unamortized discounts and expenses and any other intangible items, all in accordance with generally accepted accounting principles.

     Foreign Government Obligations means direct non-callable obligations of, or non-callable obligations guaranteed by, a government other than that of the United States of America or an agency of such government for the payment of which obligations or guarantee the full faith and credit of such government is pledged.

     Funded Debt of any corporation means an Indebtedness created, issued, incurred, assumed or guaranteed by such corporation, whether secured or unsecured, maturing more than one year after the date of determination thereof or which may by its terms be reborrowed, refunded, renewed or extended to a time more than twelve months after the date of determination thereof.

     Indebtedness means (a) any obligation for borrowed money, (b) any obligation representing the deferred purchase price of property other than accounts payable arising in connection with the purchase of inventory or equipment on terms customary in the trade, (c) any obligation, whether or not assumed, secured by a Mortgage on, or payable out of the proceeds or production from, property now owned or hereafter acquired by the obligor and (d) any obligation in respect of lease rentals which under generally accepted accounting principles would be shown on a consolidated balance sheet of the Company and its Restricted Subsidiaries as a liability item other than a current liability.

     Mortgage means any mortgage, pledge, lien, charge, security interest, conditional sale or other title retention agreement or other similar encumbrance.

     Person means an individual, corporation or other entity.

     Principal Property means any manufacturing plant or other facility of the Company or any Restricted Subsidiary, whether now owned or hereafter acquired, which, in the opinion of the Board of Directors, is of material importance to the business conducted by the Company and its Restricted Subsidiaries as a whole.

     Restricted Subsidiary means (a) any Subsidiary other than an Unrestricted Subsidiary and (b) any Subsidiary which was an Unrestricted Subsidiary but which, subsequent to March 15, 1987, is designated by the Board of Directors of the Company to be a Restricted Subsidiary, provided, however, that the Company may not designate any such Subsidiary to be a Restricted Subsidiary if the Company would thereby breach any covenant contained in the Indenture (on the assumptions that any outstanding Secured Debt of such Subsidiary was incurred at the time of such designation and that any Sale and Leaseback Transaction to which such Subsidiary is then a party was entered into at the time of such designation).

     Sale and Leaseback Transaction means the sale or transfer (except to the Company or one or more Restricted Subsidiaries) of any Principal Property owned or leased by the Company or any Restricted Subsidiary on a date which is more than 120 days after the later of (a) the date of acquisition of such Principal Property or (b) the date of completed construction and full operation of such Principal Property, with the intention of leasing back such Principal Property (except for a term of no more than 3 years with the intent not to use it thereafter).

     Secured Debt means any Indebtedness which is secured by a Mortgage on (a) any Principal Property of the Company or a Restricted Subsidiary or on (b) any shares of capital stock or indebtedness of any Restricted Subsidiary.

     Subsidiary means any corporation of which at least a majority of the outstanding stock having ordinary voting power to elect a majority of directors (irrespective of whether stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned or controlled by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries.

     Unrestricted Subsidiary means (a) any Subsidiary acquired or organized after March 15, 1987 except for any such Subsidiary which is a successor, directly or indirectly, to any Restricted Subsidiary, (b) any Subsidiary which may acquire recreation centers from the Company or any Restricted Subsidiary and which is principally engaged in the business of owning, leasing, operating or constructing recreation centers, (c) any Subsidiary the principal business and assets of which are located outside the United States of America, its territories and possessions, (d) Centennial Assurance Company Ltd., a Bermuda corporation, and (e) any Subsidiary substantially all the assets of which consist of stock or indebtedness of a Subsidiary or Subsidiaries of the character described in clauses (a), (b) or (c), or identified in clause (d), in each case unless and until any such Subsidiary shall have been designated to be a Restricted Subsidiary pursuant to clause (b) of the definition of "Restricted Subsidiary."

     U.S. Government Obligations means direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America or an agency thereof for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

CONCERNING THE TRUSTEE

     The Company has a $400 million revolving credit agreement with seventeen banks, including Harris Trust and Savings Bank. The Company may from time to time have other customary banking relationships with Harris Trust and Savings Bank.

                    DESCRIPTION OF THE WARRANTS TO PURCHASE
                        COMMON STOCK OR PREFERRED STOCK

     The following statements with respect to the Common Stock Warrants and Preferred Stock Warrants (collectively, the "Stock Warrants") are summaries of, and subject to, the detailed provisions of a warrant agreement ("Stock Warrant Agreement") to be entered into by the Company and a warrant agent to be selected at the time of issue (the "Stock Warrant Agent"), which Stock Warrant Agreement may include or incorporate by reference standard warrant provisions substantially in the form of the Standard Stock Warrant Provisions (the "Stock Warrant Provisions") filed as an exhibit to the Registration Statement.

GENERAL

     The Stock Warrants, evidenced by warrant certificates (the "Stock Warrant Certificates"), may be issued under the Stock Warrant Agreement independently or together with any Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. If Stock Warrants are offered, the related Prospectus Supplement will describe the designation and terms of the Stock Warrants, including without limitation the following: (1) the offering price, if any; (2) the designation and terms of the Common Stock or Preferred Stock purchasable upon exercise of the Stock Warrants; (3) if applicable, the date on and after which the Stock Warrants and the related Offered Securities will be separately transferable; (4) the number of shares of Common Stock or Preferred Stock purchasable upon exercise of one Stock Warrant and the initial price at which such shares may be purchased upon exercise; (5) the date on which the right to exercise the Stock Warrants shall commence and the date on which such right shall expire; (6) a discussion of certain federal income tax considerations; (7) the call provisions, if any; (8) the currency, currencies or currency units in which the offering price, if any, and exercise price are payable; (9) the antidilution provisions of the Stock Warrants; and
(10) any other terms of the Stock Warrants. The shares of Common Stock or Preferred Stock issuable upon exercise of the Stock Warrants will, when issued in accordance with the Stock Warrant Agreement, be fully paid and nonassessable.

EXERCISE OF STOCK WARRANTS

     Stock Warrants may be exercised by surrendering to the Stock Warrant Agent the Stock Warrant Certificate with the form of election to purchase on the reverse thereof duly completed and signed by the warrantholder, or its duly authorized agent (such signature to be guaranteed by a bank or trust company, a broker or dealer which is a member of the National Association of Securities Dealers, Inc. or by a national securities exchange), indicating the warrantholder's election to exercise all or a portion of the Stock Warrants evidenced by the certificate. Surrendered Stock Warrant Certificates shall be accompanied by payment of the aggregate exercise price of the Stock Warrants to be exercised, as set forth in the related Prospectus Supplement, in lawful money of the United States of America, unless otherwise provided in the related Prospectus Supplement. Upon receipt thereof by the Stock Warrant Agent, the Stock Warrant Agent will requisition from the transfer agent for the Common Stock or the Preferred Stock, as the case may be, for issuance and delivery to or upon the written order of the exercising warrantholder, a certificate representing the number of shares of Common Stock or Preferred Stock purchased. If less than all of the Stock Warrants evidenced by any Stock Warrant Certificate are exercised, the Stock Warrant Agent shall deliver to the exercising warrantholder a new Stock Warrant Certificate representing the unexercised Stock Warrants.

ANTIDILUTION AND OTHER PROVISIONS

     The exercise price payable and the number of shares of Common Stock or Preferred Stock purchasable upon the exercise of each Stock Warrant and the number of Stock Warrants outstanding will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or Preferred Stock, respectively, or a combination, subdivision or reclassification of Common Stock or Preferred Stock, respectively. In lieu of adjusting the number of shares of Common Stock or Preferred Stock purchasable upon exercise of each Stock Warrant, the Company may elect to adjust the number of Stock Warrants. No adjustment in the number of shares purchasable upon exercise of the Stock Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of Stock Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Stock Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock or Preferred Stock into which such Stock Warrants were exercisable immediately prior thereto.

NO RIGHTS AS STOCKHOLDERS

     Holders of Stock Warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.

            DESCRIPTION OF THE WARRANTS TO PURCHASE DEBT SECURITIES

     The following statements with respect to the Debt Warrants are summaries of, and subject to, the detailed provisions of a warrant agreement (the "Debt Warrant Agreement") to be entered into by the Company and a warrant agent to be selected at the time of issue (the "Debt Warrant Agent"), which Debt Warrant Agreement may include or incorporate by reference standard warrant provisions substantially in the form of the Standard Debt Securities Warrant Provisions (the "Debt Warrant Provisions") filed as an exhibit to the Registration Statement.

GENERAL

     The Debt Warrants, evidenced by warrant certificates (the "Debt Warrant Certificates"), may be issued under the Debt Warrant Agreement independently or together with any Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. If Debt Warrants are offered, the related Prospectus Supplement will describe the designation and terms of the Debt Warrants, including without limitation the following: (1) the offering price, if any; (2) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of the Debt Warrants; (3) if applicable, the date on and after which the Debt Warrants and the related Offered Securities will be separately transferable; (4) the principal amount of Debt Securities purchasable upon exercise of one Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise;
(5) the date on which the right to exercise the Debt Warrants shall commence and the date on which such right shall expire; (6) a discussion of certain federal income tax considerations; (7) whether the warrants represented by the Debt Warrant Certificates will be issued in registered or bearer form; (8) the currency, currencies or currency units in which the offering price, if any, and exercise price are payable; (9) the antidilution provisions of the Debt Warrants; and (10) any other terms of the Debt Warrants.

     Warrantholders do not have any of the rights of holders of Debt Securities, including the right to receive the payment of principal of, or interest on, the Debt Securities or to enforce any of the covenants of the Debt Securities or the Indenture except as otherwise provided in the Indenture.

EXERCISE OF DEBT WARRANTS

     Debt Warrants may be exercised by surrendering the Debt Warrant Certificate at the warrant agent office of the Debt Warrant Agent, with the form of election to purchase on the reverse side of the Debt Warrant Certificate properly completed and executed (with signature(s) guaranteed by a bank or trust company, a broker or dealer which is a member of the National Association of Securities Dealers, Inc. or by a national securities exchange), and by payment in full of the exercise price, as set forth in the Prospectus Supplement. Upon the exercise of Debt Warrants, the Company will issue the Debt Securities in authorized denominations in accordance with the instructions of the exercising warrantholder. If less than all of the Debt Warrants evidenced by the Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining number of Debt Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities being offered hereby (i) directly to purchasers, (ii) through agents, (iii) through underwriters or a group of underwriters or (iv) through a combination of those methods of sale. The Prospectus Supplement with respect to the Offered Securities describes the terms of the offering of such Offered Securities and the method of distribution of such Offered Securities.

     Offers to purchase Offered Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment (ordinarily five business days or less). Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     If an underwriter or underwriters are utilized in the sale, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Any Offered Securities offered other than Common Stock will be a new issue of securities with no established trading market. Any underwriters to whom such Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any such Offered Securities.

     The agents and underwriters may be deemed to be underwriters and any discounts, commissions or concessions received by them from the Company or any profit on the resale of Offered Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter and any such compensation received from the Company will be described in the Prospectus Supplement. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

     The place and time of delivery for the Offered Securities in respect of which this Prospectus is delivered are set forth in the Prospectus Supplement.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Offered Securities will be passed upon for the Company by Mayer, Brown & Platt, 190 South LaSalle Street, Chicago, Illinois. The legality of the Offered Securities will be passed upon for any underwriters as set forth in the Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and supplemental schedules included or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been examined by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                           -------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         ----
The Company...........................   S-2
Use of Proceeds.......................   S-4
Capitalization........................   S-4
Summary Financial Information.........   S-5
Description of Notes..................   S-6
Underwriting..........................   S-9
Legal Opinions........................   S-9

                                   PROSPECTUS

                                         PAGE
                                         ----
Available Information.................     2
Documents Incorporated by Reference...     2
The Company...........................     3
Use of Proceeds.......................     5
Ratio of Earnings to Fixed Charges....     5
General Description of the Offered
  Securities..........................     5
Description of the Capital Stock......     6
Description of Depository Shares......     9
Description of Debt Securities........    12
Description of the Warrants to
  Purchase Common Stock or Preferred
  Stock...............................    18
Description of the Warrants to
  Purchase Debt Securities............    19
Plan of Distribution..................    20
Legal Opinions........................    20
Experts...............................    21

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                                  $250,000,000

                                 BRUNSWICK LOGO

                             BRUNSWICK CORPORATION

                                      % NOTES
                             DUE DECEMBER 15, 2006
                           -------------------------

                             PROSPECTUS SUPPLEMENT
                           -------------------------
                              MERRILL LYNCH & CO.

                             CHASE SECURITIES INC.
                                LEHMAN BROTHERS
                       NATIONSBANC CAPITAL MARKETS, INC.
                               DECEMBER   , 1996
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